

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 5, 2006

Mr. Jeffrey T. Wilson
President
Imperial Petroleum, Inc.
329 Main Street, Suite 801
Evansville, IN 47708

> **Re:** **Imperial Petroleum, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 4, 2006**
> **File No. 0-9923**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K, filed October 4, 2006

1.   We note your statement that "During each of the Registrant's prior two fiscal years ending July 31, 2005 and July 31, 2004, the Registrant's previous auditors, Weaver & Tidwell LLP and Briscoe, Burke & Grigsby LLP, respectively, issued unqualified opinions with an explanatory fourth paragraph pertaining to the Registrant's ability to continue as a going concern." However, we do not note the fourth paragraph in either of the referenced audit reports in your Form 10-K/A filed on June 26, 2006. Please advise or revise your disclosure as appropriate.

2.   With respect to disclosure surrounding disagreements with your former accountant, please expand your disclosure to specifically state whether during your two most recent fiscal years and any subsequent interim period preceding the date of resignation there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its report, as required by Item 304(a)(1)(iv) of Regulation S-K.

3.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Closing Comments

        As appropriate, please amend your filing and file your supplemental response via EDGAR to respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions regarding these comments or related matters, please contact me at (202) 551-3721.

Sincerely,

Jennifer Goeken
Staff Accountant